

April 15, 2013

<u>Via E-mail</u>

Christopher Pappas
Chairman, President and Chief Executive Officer
The Chefs' Warehouse, Inc.
100 East Ridge Road
Ridgefield, Connecticut 06877

> **Re: The Chefs' Warehouse, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 18, 2013**
> **File No. 333-187348**
> **Registration Statement on Form S-4**
> **Filed March 18, 2013**
> **File No. 333-187349**

Dear Mr. Pappas:

We have limited our review of your registration statements to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. To the extent comments issued in our review of your registration statements on Forms S-3 and S-4 also apply to your annual report on Form 10-K for the fiscal year ended December 31, 2012, please revise your Form 10-K accordingly. Similarly, to the extent comments issued in our review of your Form 10-K also apply to your registration statements on Forms S-3 and S-4, please revise the latter filings accordingly. Please note that we will not be in a position to consider a request for acceleration of effectiveness of your registration statements until we resolve all issues concerning your Form 10-K.

2. In your next periodic report filed with the Commission, please include a risk factor discussing the price volatility of your common stock, or advise us why you believe this does not constitute a material risk.

Form S-3

Description of Debt Securities, page 10

Modification and waiver, page 14

3. We note your disclosure in the fifth bullet that you may add guarantors and the provisions in your indentures permitting the addition of guarantors. We further note that any guarantor you decide to add would be deemed an issuer of a security. In this regard, please advise us how any such guarantor would comply with Section 5 of the Securities Act.

Signatures, page II-5

4. Please amend your filing to include the signature of your controller or principal accounting officer. This comment also applies to your Form S-4. Please refer to the Signatures sections of Form S-3 and Form S-4 and the related instructions.

Form S-4

Risk Factors, page 3

5. Refer to the second introductory paragraph. Eliminate the language indicating the risk factors identified in this section are not the only ones facing the company and that additional risks that currently are unknown or immaterial may also significantly impair your business, financial condition and results of operations. All material risks should be described. If risks are not deemed material, registrants should not reference them.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director